UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at January 19, 2010

ANOORAQ RESOURCES CORPORATION
 800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Iemrahn Hassen
Director and Chief Financial Officer

Date: January 20, 2010

* Print the name and title of the signing officer under his signature

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

BOKONI CONCENTRATOR PLANT UPGRADE COMPLETED

For immediate release

January 19, 2010, Vancouver, BC - Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) announces the completion of its concentrator plant upgrade project at the Company's Bokoni Platinum Mines ("Bokoni"), located 330 km from Johannesburg, South Africa.

The project included an upgrade on the main stream pumps to accommodate additional production throughput, the introduction of cyclone clusters for more efficient classification and an upgrade to the Merensky concentrator primary mill from an autogenous grinding mill to a semi-autogenous grinding mill to assist with grind of run of mine ore.

The total capital spent on the concentrator plant upgrade was ZAR 118 million (CAD$ 16.5 million) and the project was completed in time and within budget estimates.

The plant upgrade increases Bokoni's milling capacity to 165,000 tonnes per month ("tpm"), of which 120,000 tpm of production is anticipated to come from the Merensky Reef and 45,000 tpm from the UG2 Reef. This upgrade ensures the Bokoni concentrator plant is ready to accommodate the Company's planned first phase production expansion plan to 160,000 tpm by 2014.

Philip Kotze, CEO of Anooraq, said "We remain focused on turning the Bokoni mine into a profitable and sustainable operation. Increased production throughput going forward is a key ingredient for our success at the mine, both on the production and costs sides of the equation. This is one of the key projects we identified on the critical path when we first assumed operational control at Bokoni and we are pleased that the concentrator plant now has sufficient capacity to mill all of our first phase growth production plan feed building up to 2014."

For further information, please visit our website http://www.anooraqresources.co.za/media/press_release.asp, call investor services in South Africa at +27 11 883 0831 or in North America at 1 800 667 2114 or use the contacts referenced below.

Queries:
Joel Kesler
Executive: Corporate and Business Development
Office: +27 11 779 6800

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary and Forward Looking Information
This release includes certain statements that may be deemed "forward looking statements". All statements in this release, other than statements of historical facts, that address potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward looking statements. Anooraq believes that such forward looking statements are based on reasonable assumptions. Forward looking statements however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements. For further information on Anooraq, investors should review the Company`s form 20-F with the United States Securities and Exchange Commission and its annual information form and other home jurisdiction filings that are available at www.sedar.com.